SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-37807

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

          For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	PreCheck Health Services, Inc.
Address of principal executive office city, state and zip code	305 W. Woodward Street, Suite 211 Denison, TX 75020

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

 State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

During the fourth quarter of 2018, the Company changed its business. The Company discontinued its restaurant business and is now engaged in marketing a medical diagnostic device, the PC8B. Commencing in the second quarter of 2019, the Company introduced a marketing program by which the Company placed units in physicians’ offices and generated revenue from a fixed monthly fee and/or a fee based on the use of the equipment. The Company also engaged in a secured bank financing, which is guaranteed by two third parties, including a minority stockholder, and the Company issued stock in consideration of the guarantees. Also, subsequent to the end of the quarter, the Company obtained extensions of certain of its payment obligations which affected the accounting treatment during the quarter. As a result, the compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarter ended June 30, 2019, the Company requires additional time to gather information for completion of its financial statements. The Company intends to file the Form 10-Q for the quarter ended June 30, 2019 no later than five days after its original filing date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas Samuelson, Chief Financial Officer	(818)	404-5541
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the change in business, the results of operations of the restaurant business are reflected as a loss from discontinued operations. Based on preliminary financial information, for the three and six months ended June 30, 2019, the Company expects to report revenue of $7,670 and $67,670, respectively, a loss from continuing operations of approximately $801,000 and $1,026,000, respectively, a loss from discontinued operations of approximately $154,000 and $208,000, respectively, and a net loss of approximately $964,000 and $1,234,000, respectively.

For the three and six months ended June 30, 2018, the Company reported no revenue in either period, a loss from continuing operations of approximately $133,000 and $372,000, respectively, a loss from discontinued operations of approximately $163,000 and $351,000, respectively, and a net loss of approximately $296,000 and $733,000, respectively.

The financial results presented above reflect preliminary estimates of the Company’s results of operations and as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results may differ significantly from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

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PreCheck Health Services, Inc.

 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2019	By:	/s/ Douglas Samuelson
Douglas Samuelson
Chief Financial Officer

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